SEC Mail Mail Processing Section
JUN 12 2008
Washington, DC 106

SECURIT[IES AND EXCHANGE COMMISSI]ON

08032060

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
~~8-103797~~ 52306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Norfolk Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 Church Street, 20th Floor
(No. and Street)

New Haven (City) CT (State) 06510 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn H. Pease (203) 401-3220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bobrow & Company, P.C.
(Name – *if individual, state last, first, middle name*)

Two Bridgewater Road (Address) Farmington (City) CT (State) 06032 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 07 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn H. Pease, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Norfolk Markets, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

LINDSEY C. BOUCHER
NOTARY PUBLIC
MY COMMISSION EXPIRES 3/31/2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Bobrow
& Company, P.C.
Certified Public Accountants

Morris A. Morgenstein, CPA
Ronald G. Mamrosh, CPA, JD
Dawn M. DiStefano, CPA
J. Wayne Thornton, CPA

Alec R. Bobrow, CPA

Report of Independent Public Accountants

To the Member
Norfolk Markets, LLC
(A Limited Liability Company)
Norfolk, Connecticut

We have audited the accompanying statements of financial condition of Norfolk Markets, LLC as of December 31, 2007 and 2006, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norfolk Markets, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computations of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bobrow & Company, P.C.
Certified Public Accountants

February 12, 2008 (except for note 12, May 20, 2008)

Greenbriar Business Park • Two Bridgewater Road • Farmington, CT 06032
Telephone: (860) 677-7077 • Fax: (860) 677-5414 • www.bobrowcpa.com

Norfolk Markets, LLC
(A Limited Liability Company)
Statements of Financial Condition
December 31, 2007 and 2006

ASSETS

	2007	2006
Current Assets:		
Cash and cash equivalents	$ 669,943	$ 839,840
Accounts receivable	1,111,806	1,399,018
Prepaid expenses	16,813	16,384
Due from related entity	11,752	71,765
Total current assets	1,810,314	2,327,007
Property and equipment, net of accumulated depreciation of $30,197 in 2007 and $8,688 in 2006	124,604	135,252
Organization costs, net of accumulated amortization of $13,978 in 2007 and $12,093 in 2006	14,292	16,177
	$1,949,210	$2,478,436

LIABILITIES AND MEMBER'S EQUITY

	2007	2006
Current Liabilities:		
Accounts payable	$ 16,168	$ 161,044
Accrued taxes and expenses	288,308	305,551
Total current liabilities	304,476	466,595
Member's equity	1,644,734	2,011,841
	$1,949,210	$2,478,436

The accompanying accountants' report and notes are an integral part of these financial statements.

Norfolk Markets, LLC
(A Limited Liability Company)
Statements of Income
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Fee income	$2,329,477	$3,289,822
Expenses:		
Salary and bonuses	527,443	461,325
Commission expense	267,948	304,905
Professional fees and consulting	173,251	59,580
Rent	130,125	103,514
Employee benefits	116,438	52,984
Travel and entertainment	94,294	57,514
Telecommunications	59,438	65,573
Employment related expenses	48,657	32,393
Leased equipment	45,361	13,503
Marketing and brand development	30,090	3,143
Depreciation and amortization	23,394	10,573
Office and other expenses	73,864	126,495
	1,590,303	1,291,502
Net income before other items	739,174	1,998,320
Other income (expense):		
Interest income	1,643	1,515
Other income	35,036	0
Interest expense	0	(268)
Net income	$ 775,853	$1,999,567

The accompanying accountants' report and notes are an integral part of these financial statements.

Norfolk Markets, LLC
(A Limited Liability Company)
Statements of Changes in Member's Equity
For the Years Ended December 31, 2007 and 2006

	2007	2006
Balance, beginning of year	$2,011,841	$1,176,051
Contributions	0	240,000
Distributions	(1,142,960)	(1,403,777)
Net income	775,853	1,999,567
Balance, end of year	$1,644,734	$2,011,841

The accompanying accountants' report and notes are an integral part of these financial statements.

Norfolk Markets, LLC
(A Limited Liability Company)
Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows from Operating Activities:		
Net income	$ 775,853	$ 1,999,567
Amortization	1,885	1,885
Depreciation	21,509	8,688
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable	287,212	(234,581)
Prepaid expenses	(429)	(16,384)
Due from related entity	60,013	(66,466)
Accounts payable	(144,876)	(44,066)
Accrued taxes and expenses	(17,243)	46,440
Net cash provided by operating activities	983,924	1,695,083
Cash Flows from Investing Activities:		
Property and equipment purchases	(10,861)	(143,940)
Net cash used in investing activities	(10,861)	(143,940)
Cash Flows from Financing Activities:		
Member distributions	(1,142,960)	(1,403,777)
Member contributions	0	240,000
Net cash used in financing activities	(1,142,960)	(1,163,777)
Net increase (decrease) in cash and cash equivalents	(169,897)	387,366
Cash and cash equivalents, beginning of year	839,840	452,474
Cash and cash equivalents, end of year	$ 669,943	$ 839,840
Supplemental Disclosures:		
Interest paid during year	$ 0	$ 268

The accompanying accountants' report and notes are an integral part of these financial statements.

Norfolk Markets, LLC
(A Limited Liability Company)
Notes to Financial Statements

1. Nature of Operations :

Norfolk Markets, LLC (the Company) was organized on July 1, 1999 as a Delaware Limited Liability Company for the purpose of conducting business as a broker/dealer. Under this form of organization, the members are not liable for the debts of the Company. The Company was approved to do business as a broker/dealer with the NASD and SEC as of August 6, 2000, and operations of the Company began on that date.

2. Summary of Significant Accounting Policies :

Cash and Cash Equivalents

The Company has defined cash equivalents as short-term, highly liquid investments with original maturities of less than 90 days, including the money market funds held for investment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for maintenance and repairs are charged to operations as incurred. The straight-line method of accounting is utilized for computing depreciation over the respective assets estimated useful life. Depreciation expense for the years ended December 31, 2007 and 2006 charged to operations was $21,509 and $8,688, respectively.

Organization Costs

Organization costs represent fees associated with organizing the Company and registering the Company as a broker/dealer with regulatory authorities. The costs are being amortized over fifteen years. Amortization expense charged to operations during the years ended December 31, 2007 and 2006 was $1,885 for each year.

Income Taxes

No provision for federal and state income taxes has been made in the financial statements since the Company's profit and losses are required to be reported on the member's income tax return.

Accounting Method

The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles.

3. Net Capital and Reserve Requirements:

Under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule), the Company is required to maintain minimum "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness", as those terms are defined in the Rule. The Company's net capital under the Rule at December 31, 2007 and 2006 equaled $494,631 and $649,540, respectively, which is in excess of the required minimum. The Company does not hold funds or securities for, or owe funds or securities to, customers other than funds or securities promptly forwarded to the clearing broker/dealer or customer. The Company is thereby exempted from Rule 15c3-3 of the Securities Exchange Act of 1934 by paragraph (k)(2)(i) of that rule.

4. Accounts Receivable:

Accounts receivable include amounts receivable from registered investment advisors, which are calculated on a quarterly basis in arrears. At December 31, 2007 and 2006, all receivables are expected to be collected in full and, therefore, no allowance for uncollectible accounts has been established.

Subsequent to the February 12, 2008 original issuance of the Company's financial statements, the Company determined, based on new information received from one of its clients, that the Company's estimate of the net realizable value of its accounts receivables at December 31, 2007 was overstated (see note 12). The originally reported accounts receivable balance at December 31, 2007 of $1,286,717 has been adjusted by $174,911 to $1,111,806 in these financial statements to account for this newly received information. Consequently, the Company's originally reported fee income reported for the year ended December 31, 2007 has also been adjusted by that amount.

5. Accrued Commission Expense:

Included in accrued expenses at December 31, 2007 and 2006 are commissions payable to subcontractors for services provided to the Company. By agreement with the subcontractors, payments are not required to be made until at least 30 days after the Company receives payment from its clients.

For the year ended December 31, 2007, based on new information received from one of the Company's clients, it was determined by management, subsequent to the February 12, 2008 original issuance of the Company's financial statements, that the estimate of the Company's commissions payable on its receivables was understated (see note 12). The December 31, 2007 originally reported commissions payable of $111,652 has been adjusted by $25,693 to $137,345 in these financial statements to account for this newly received information. Commissions payable were $295,529 at December 31, 2006.

6. Concentrations of Credit Risk:

The Company maintains two bank accounts in one commercial bank. Cash in these accounts at times exceeds $100,000. The Federal Deposit Insurance Corporation (FDIC) secures these bank accounts up to $100,000.

7. Property and Equipment:

Property and equipment consist of the following at:

	2007	2006
Automobile	$ 16,380	$ 16,380
Furniture and fixtures	114,395	111,842
Office equipment	24,026	15,718
	154,801	143,940
Less accumulated depreciation	(30,197)	(8,688)
	$124,604	$135,252

8. Related Party Transactions:

At December 31, 2006 the Company was owed $71,765 by Wood Creek Capital Management, LLC. (WCCM). The Company shares office space and office equipment with WCCM and charges back to WCCM its share of the expense. Effective June 1, 2006, Norfolk Management Group, LLC, the sole member of Norfolk Markets, LLC is a 29.9% member of WCCM.

During 2006 various capital leases were entered into by Norfolk Management Group, LLC, the sole member of Norfolk Markets, LLC, and the Company is a guarantor and co-lessee on these leases (see note 10). The assets and liabilities associated with these capital leases are recorded on the books of Norfolk Management Group, LLC.

At December 31, 2007, the Company was owed $11,752 by a related entity.

9. Retirement Plans:

The Company sponsors a 401(k) salary deferral plan which allows employees to defer a percentage of their wages, in a retirement plan sponsored by Norfolk Management Group, LLC. The plan covers all employees and also allows discretionary employer profit sharing contributions. Pension expense amounted to $26,809 in 2007 and $0 in 2006. This amount is included in Employee Benefits in the Statements of Income.

10. Other Commitments and Contingencies:

The Company is the guarantor of the debt of Norfolk Management Group, LLC, the sole member of Norfolk Markets, LLC. The amount of outstanding debt in the form of capital leases was $152,212 and $246,030 as of December 31, 2007 and 2006, respectively.

11. Financial Statement Presentation:

Certain amounts in the 2006 financial statements have been reclassified to conform to the 2007 presentation.

12. Change in Estimates:

Subsequent to the February 12, 2008 original issuance of the Company's financial statements for the year ended December 31, 2007, the Company received new information from one client relating to the amount owed by the client to the Company. Based on this new information, management determined that the estimates it used to value the Company's accounts receivable needed to be adjusted to reflect this new information. The affect on the Company's accounts receivable balance at December 31, 2007 was that its originally reported balance of $1,286,717 was overstated by $174,911 (see note 4). Consequently, the Company's originally reported fee income for the year ended December 31, 2007 was also overstated by that amount. Furthermore, based on the new information received, the Company's estimate of its commissions payable related to the above receivables was determined to be understated. The December 31, 2007 originally reported commissions payable of $111,652 was understated by $25,693 (see note 5). These reissued financial statements reflect the above accounts receivable and commissions payable at December 31, 2007 at their newly determined amounts.

Norfolk Markets, LLC
(A Limited Liability Company)
Computations of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
For the Years Ended December 31, 2007 and 2006

	2007	2006
Member's equity	$1,644,734	$2,011,841
Less: non-allowable assets		
Petty cash	(138)	0
Accounts receivable	(982,504)	(1,122,723)
Prepaid expenses	(16,813)	(16,384)
Due from related entity	(11,752)	(71,765)
Fixed assets, net	(124,604)	(135,252)
Organizational costs, net	(14,292)	(16,177)
Net capital	494,631	649,540
Minimum net capital required to be maintained (greater of $5,000 or 6-2/3% of aggregate indebtedness of $304,476 in 2007 and $466,595 in 2006)	20,298	31,122
Net capital in excess of requirement	$ 474,333	$ 618,418
Ratio of aggregate indebtedness to net capital	62%	72%

Norfolk Markets, LLC
(A Limited Liability Company)
Computations of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 (cont'd)
For the Years Ended December 31, 2007 and 2006

Reconciliation with Company's computation
(Included in Part II of Form X-17A-5 as of December 31, 2007)

	Focus Report – Part IIA Quarter Ended December 31, 2007	*Adjustments	Annual Financial Statements at December 31, 2007
Computation of Net Capital			
Total ownership equity from Statement of Financial Condition	$1,543,035	$ 101,699	$1,644,734
Deductions and/or charges:			
Total non-allowable assets from Statement of Financial Condition	1,038,180	111,923	1,150,103
Net Capital	$ 504,855	$ (10,224)	$ 494,631

*Summary of adjustments:

Audit adjustments to reconcile accounts receivable	$ 7,781
Audit adjustments to reconcile accrued expenses and other accruals	(18,005)
	$ (10,224)

Norfolk Markets, LLC
(A Limited Liability Company)
Computations of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 (cont'd)
For the Years Ended December 31, 2007 and 2006

Reconciliation with Company's computation
(Included in Part II of Form X-17A-5 as of December 31, 2006)

	Focus Report – Part IIA Quarter Ended December 31, 2006	*Adjustments	Annual Financial Statements at December 31, 2006
Computation of Net Capital			
Total ownership equity from Statement of Financial Condition	$1,843,163	$ 168,678	$2,011,841
Deductions and/or charges:			
Total non-allowable assets from Statement of Financial Condition	1,042,272	320,029	1,362,301
Net Capital	$ 800,891	$(151,351)	$ 649,540

*Summary of adjustments:

Adjustments to reconcile cash	$ (29,693)
Audit adjustments to reconcile accounts receivable	23,595
Audit adjustments to reconcile accrued expenses and other accruals	(145,253)
	$ (151,351)

Bobrow & Company, P.C.
Certified Public Accountants

Morris A. Morgenstein, CPA
Ronald G. Mamrosh, CPA, JD
Dawn M. DiStefano, CPA
J. Wayne Thornton, CPA

Alec R. Bobrow, CPA

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member
Norfolk Markets, LLC
(A Limited Liability Company)
Norfolk, Connecticut

In planning and performing our audits of the financial statements and supplemental schedule of Norfolk Markets, LLC (the Company), as of and for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

Greenbriar Business Park • Two Bridgewater Road • Farmington, CT 06032
Telephone: (860) 677-7077 • Fax: (860) 677-5414 • www.bobrowcpa.com

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, P.C.

Certified Public Accountants

February 12, 2008 (except for note 12, May 20, 2008)

END